Exhibit 4.16

SUPPLY AND SERVICES AGREEMENT

THIS SUPPLY AND SERVICES AGREEMENT is effective as of July 12th, 2019 (the “Effective Date”) and is made by and between ProQR Therapeutics IV B.V., having an office at Zernikedreef 9, 2333 CK Leiden, The Netherlands (“CUSTOMER”) and Nitto Denko Avecia Inc. (“AVECIA”), having an office at 125 Fortune Boulevard, Milford, MA 01757.  CUSTOMER and AVECIA are sometimes referred to herein individually as a “Party” and collectively as “Parties”.

Recital

CUSTOMER wishes to engage AVECIA as a manufacturer and supplier to CUSTOMER of clinical and commercial quantities of its product known by ProQR as internal product code QR-110, INN:  sepofarsen, (“Product”), and AVECIA, having the requisite expertise, capability, experience, facilities and permits and authorizations, wishes to manufacture and sell Product, and provide related services, to CUSTOMER, all on the terms and conditions as set forth herein.

NOW, INTENDING TO BE LEGALLY BOUND, IT IS HEREBY AGREED as follows:

1.         DEFINITIONS

The terms in this Agreement with initial letters capitalized or all letters capitalized, as applicable, whether used in the singular or plural, shall have the meaning set forth or cross referenced in this Section 1 below (and derivative forms of such terms shall be interpreted accordingly):

1.1       “Affiliate” means any person, corporation or other entity which Controls, is Controlled by or is under common Control with, a Party to this Agreement.

1.2       “Agreement” means this Supply Agreement with all attachments, as may be amended from time to time.

1.3       “Product Requirements” means the requirements established by or set forth in (a) GMP, (b) the Specifications, (c) this Agreement and (d) the Quality Agreement.

1.4       “Applicable Laws” means applicable laws and regulations of the (i) United States, (ii) the European Union and (iii) any other jurisdiction agreed to by AVECIA in the applicable Scope of Work.

1.5       “Applicable Price(s)” shall have the meaning set forth in Section 5.1.

1.6       “AVECIA” shall have the meaning set forth in the preamble to this Agreement.

1.7       “AVECIA Delivery Forecast” shall have the meaning set forth in Section 6.1.

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT HAVE BEEN OMITTED AND REPLACED WITH “[***]”. SUCH IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THIS EXHIBIT BECAUSE IT IS (I) NOT MATERIAL AND (II) WOULD LIKELY CAUSE COMPETITIVE HARM TO THE COMPANY IF DISCLOSED.

1.8       “Batch” means a specific quantity of Product, as defined in the applicable Scope of Work that is intended to be of uniform character and quality and is produced during the same cycle of manufacture as defined by the applicable batch record.

1.9       “Capacity Limitation” means the manufacture of not more than [***] Batches of Product during any period of [***].

1.10     “Certificate of Analysis” or “CoA” means a document identified as such, that (a) is provided by AVECIA and signed by an employee designated by AVECIA as having responsibility for the issuance of such certificate certifying that the Specifications for Product have been met and that the testing methods applied to Product provide accurate results (i.e., a Certificate of Compliance) and (b) sets forth the analytical test results obtained from testing of a representative sample against the Specifications for the batch to be delivered.  The CoA shall include, but not be limited to:  Product name, lot number, Specifications, test results for the specific batch, a reference to the test method, date of manufacture, date of release and date for retesting.

1.11     “Confidential Information” means any technical, business, financial and other information disclosed (whether disclosed in writing, orally, by way of sample or by any other means and whether directly or indirectly) by either Party or any of its Representatives (the “Disclosing Party”) to the other Party or any of its Representatives (the “Receiving Party”).

1.12     “Control” means the power to vote more than 50% of the voting shares or other voting interests of a person.

1.13     “Contract Standard” shall have the meaning set forth in Section 3.4.

1.14     “CUSTOMER” shall have the meaning set forth in the preamble to this Agreement.

1.15     “CUSTOMER Demand Forecast” shall have the meaning set forth in Section 6.1.

1.16     “CUSTOMER Product Licensee” means any person or entity that is not an Affiliate of CUSTOMER and that is granted, directly or indirectly, a license or similar right to market or sell the Product.

1.17     “CUSTOMER’S Purchase Obligations” shall have the meaning set forth in Section 4.1.

1.18     “Delivery” shall have the meaning set forth in Section 7.2.

1.19     “Documentation” means the documents to be provided by AVECIA to CUSTOMER with each shipment of Product, including the Certificate of Analysis and Certificate of Compliance for such Product.

1.20     “Effective Date” shall have the meaning set forth in the preamble to this Agreement.

1.21     “Extended Term” shall have the meaning set forth in Section 2.1.

1.22     “Facility” means AVECIA’s GMP manufacturing facility located in Milford, MA or Cincinnati, Ohio, as the case may be.

1.23     “FDA” means the U.S. Food and Drug Administration, or any successor entity thereto.

1.24     “Firm Take or Pay Obligation(s)” shall have the meaning set forth in Section 6.3.

1.25     “GMP” or “cGMP” means current good manufacturing practice and standards as defined by ICH Q7 and the current Good Manufacturing Practices as established in the United States Code of Federal Regulations (the “CFR”), EudraLex Volume 4, PIC’S, the International Conference on Harmonization (ICH) Harmonized Tripartite Guidelines), and with the agreement of AVECIA, other comparable laws and regulations of any competent regulatory authority applicable to Product and its manufacture.

1.26     “Independent Intellectual Property” shall have the meaning set forth in Section 16.1.

1.27     “Intellectual Property” means patents, patent applications, all provisional, divisional, continuations, renewals, continuations-in-part, re-examinations, patents of additions, supplementary protection certificates, extensions, letters of patent, registration or confirmation patents and reissues with respect to any patents described in the foregoing clauses, any Know- How, data, technology, copyrights, industrial property and technical information.

1.28     “Know-How” means non-patented proprietary information, inventions, discoveries, designs, developments, techniques, materials, processes, manufactures, compositions of matter or methods of use and trade secrets, whether or not patentable or copyrightable.

1.29     “Latent Defect” shall have the meaning set forth in Section 8.2.

1.30     “Launch Date” means the date of the first commercial sale of Product after approval of the FDA.

1.31     “Party” shall have the meaning set forth in the preamble to this Agreement.

1.32     “Permits” shall have the meaning set forth in Section 10.1.

1.33     “PPI” and “PPI Adjustment” shall have the meanings set forth in Section 5.2.

1.34     “PPQ-Activities” shall have the meaning set forth in Section 3.4.

1.35     “Pre-PPQ Activities” shall have the meaning set forth in Section 3.3.

1.36     Pre-PPQ Scope of Work shall have the meaning set forth in Section 3.3

1.37     “Product” shall mean CUSTOMER’S product known as QR-110.

1.38     “Quality Agreement” means the Quality Agreement between AVECIA and CUSTOMER dated on or around the Effective Date and relating to Product.

1.39     “Regulatory Authority” means the FDA and/or the EMA and, if applicable and agreed to in writing by CUSTOMER and AVECIA, any other instrumentality of any country or region outside the U.S.A, that performs a function for such country or region similar to the function of the FDA with regard, among other things, to the approval, licensing, registration or authorization to manufacture, promote, market, distribute, use, store, import, transport or sell a drug product in a defined territory or political or economic subdivision.

1.40     “Representative” means, with respect to each Party, each of such Party’s Affiliates, and each of the directors, officers, managers, employees, agents or other authorized representatives of such Party and its Affiliates.

1.41     “Retention Samples” shall have the meaning set forth in Section 7.3.

1.42     “Scope of Work” means any document referred to as a Scope of Work in Section 3.

1.43     “Services” means those services, including, without limitation, the manufacture of Product, set forth in the Scope of Work.

1.44     “Specifications” means the specifications for Product set forth in the applicable Scope of Work and/or Quality Agreement, as such may be modified in writing from time to time by CUSTOMER.

1.45     “Term” shall have the meaning set forth in Section 2.1 and “Initial Term” shall have the meaning set forth in Section 2.1.

1.46     “Territory” means worldwide.

1.47     “Third Party Infringement Claim” shall have the meaning set forth in Section 16.3.

1.48     “Transfer Taxes” shall have the meaning set forth in Section 5.3.

1.49     “Volume Requirements” means all requirements in the Territory for Product of CUSTOMER and, if applicable, its Affiliates and CUSTOMER Product Licensees during the Term.

2.         TERM

2.1       This Agreement is effective as of the Effective Date and shall remain in effect for a period of ten (10) years from the Launch Date (the “Initial Term”), unless terminated earlier in accordance with Sections 8.7, 13.3 or 14 hereof.  [***].

3.         SCOPE OF WORK

3.1       The Parties have developed and agreed to the Scopes of Work attached hereto as Attachment 2, and may develop and agree to further Scope(s) of Work relating to Product that may be attached hereto.  Pricing for the Services shall be set forth in each Scope of Work.  Any changes to any Scope of Work will be accomplished through Change Orders

(as defined below) or a new Scope of Work, as agreed to by the Parties.  AVECIA shall meet the schedule of deliverables in each Scope of Work.  If any of the project assumptions in the Scope of Work are incorrect, the timing, required resources, price and deliverables may have to be adjusted as mutually agreed to be the Parties.

3.2       Either Party may recommend changes to the Scope of Work for consideration of the other Party (a “Change”).  In the event of a Change, AVECIA shall be responsible for providing a written assessment of (i) estimated costs that would be incurred resulting from the Change, (ii) the estimated time of implementing such Change and (iii) any resulting change in timing and delivery of Product, Services or other deliverables under the Scope of Work (each such assessment (a “Change Order”).  Upon CUSTOMER’S written approval of the Change Order, AVECIA shall implement the Change Order.

3.3       Prior to the execution of this Agreement by the Parties, the Parties entered into that certain Proposal entitled “Pre-PPQ Activities to Support QR-110 PPQ Program”, a copy of which is attached hereto as Attachment 1 (the “Pre-PPQ Scope of Work”), whereby AVECIA performs for Client the pre-PPQ activities set forth therein (the “Pre-PPQ Activities”).  For purposes of clarity, the Pre-PPQ Activities performed before and after the Effective Date shall be solely governed by the terms of this Agreement.

3.4       AVECIA acknowledges that time is of essence for the Pre-PPQ Activities as well as the PPQ activities set forth in the Scope of Work entitled “QR-110 PPQ activities and Process Performance Qualification Batches” (all such activities, together with the Pre-PPQ Activities (the “PPQ Activities”).  AVECIA, therefore, shall use reasonable best commercial efforts (the “Contract Standard”) to perform the PPQ Activities substantially in line with the GANTT chart contained in the Pre-PPQ Scope of Work, as it may be amended by the Parties from time to time.  More specifically, AVECIA shall use reasonable best commercial efforts to meet the following Pre-PPQ Scope of Work Timelines:

•     Pre-PPQ manufacturing (under GMP):  start batch record preparation on [***]  and deliver certificate of analysis on or before [***]

•     PPQ batch release:  deliver certificate of analysis on or before [***]

•     Process Qualification report is made available to ProQR on or before [***]

If, at any time, ProQR believes that Avecia is not using its reasonable best commercial efforts in the performance of the PPQ Activities, Avecia, at ProQR’s request and as early as mutually possible, shall meet with representatives of ProQR to address any concerns that ProQR may have with respect to Avecia’s efforts, and if applicable, Avecia shall take any steps reasonably appropriate to ensure that Avecia’s performance is at the Contract Standard.

3.5       [***].

3.6       For the avoidance of doubt, Batches of Product manufactured as “Commercial Validation Batches” pursuant to Scopes of Work under this Agreement, shall be considered Products sold under this Agreement and shall in all aspects be subject to the applicable standards of this Agreement.

3.7       With respect to clinical supply of the Product and other compounds, the parties acknowledge that prior to the Effective Date, CUSTOMER has been purchasing from AVECIA and AVECIA has been supplying to CUSTOMER on an ad hoc basis via individual quotations and purchase orders certain quantities of such products for clinical purposes.  The parties hereby agree that CUSTOMER may continue to purchase such clinical materials and AVECIA will continue to supply to CUSTOMER such clinical materials through the same mechanism of ad hoc proposals requested by CUSTOMER and provided by AVECIA (with previously negotiated terms and conditions as set forth in the master service agreement or referenced therein) and at comparable, reasonable pricing levels.

3.8       Attachment 3 to this Agreement contains the Collaboration Manual which shall govern the interactions and communication between Parties in relation to all aspects of this Agreement.  Parties shall adhere to the provisions of the Collaboration Manual.  In case of any conflict between the Collaboration Manual and this Agreement, the terms of this Agreement shall prevail.

3.9       all adhere to the provisions of the Collaboration Manual.  In case of any conflict between the Addendum A and this Agreement, the terms of this Agreement shall prevail.

4.         PURCHASE OF VOLUME REQUIREMENTS; AFFILIATES AND CUSTOMER PRODUCT LICENSEES; CAPACITY ALLOCATION

4.1       Subject to the terms and conditions of this Agreement and the Capacity Limitation, CUSTOMER shall, and shall require its Affiliate(s) and any CUSTOMER Product Licensee(s) to, purchase from AVECIA (i) during the first five years of the Initial Term, all of their respective Volume Requirements, and (ii) during the remainder of the Initial Term and during any Extended Term, at least fifty percent (50)%) of their respective Volume Requirements (iii) (the quantity of Product required to be purchased by CUSTOMER under clauses (i) and (ii) called “CUSTOMER’S Purchase Obligations”).  CUSTOMER, its Affiliates and CUSTOMER Product Licensees may purchase Product in excess of CUSTOMER’S Purchase Obligations from third parties.

4.2       [***].

4.3       [***].

4.4       [***].

4.5       [***].

5.         PRICE

5.1       The price to be paid to AVECIA for Services, including the price for quantities of Product that are Delivered in accordance with all applicable terms and conditions of this Agreement, shall be as set forth in the Scope of Work (the “Applicable Prices”) The Applicable Prices for Product shall be adjusted as set forth in Section 5.2.

5.2       [***].

5.3       The prices chargeable to CUSTOMER, its Affiliate(s) and CUSTOMER Product Licensee(s) exclude any applicable sales, use, consumption, value added or excise taxes duties, tariffs and other similar assessments which may be imposed by any governmental authority on the sale to CUSTOMER (other than with respect to any income, corporate or similar taxation on AVECIA) (“Transfer Taxes”); provided, however, that the Parties shall cooperate and take any reasonable steps necessary to reduce or eliminate any Transfer Taxes.

6.         FORECASTS AND ORDERS FOR POST LAUNCH PRODUCT

6.1       Subject to the Capacity Limitation and beginning on the first day of the calendar quarter during which the Launch Date occurs, and within [***] after the end of each subsequent six (6) month period during the Term or on the next business day if such [***] is on a holiday or weekend, CUSTOMER shall provide to AVECIA a written forecast of CUSTOMER’S Delivery requirements for Product during the thirty-six (36) months beginning as of calendar quarter following the calendar quarter in which such forecast is submitted (each, a “CUSTOMER Demand Forecast”).  (For example, the CUSTOMER Demand Forecast which would be issued between [***] would be for the period that starts [***].) Within [***] of AVECIA’s receipt of a CUSTOMER Demand Forecast, AVECIA will provide to CUSTOMER a forecast showing AVECIA’s Delivery of the API for at least the first twelve (12) months of such CUSTOMER Demand Forecast (each, an “AVECIA Delivery Forecast”).

6.2       The forecasted quantities with respect to each of the first twelve (12) months of the CUSTOMER Demand Forecast shall constitute a firm commitment by CUSTOMER to purchase (a “Firm Take or Pay Obligation”, as defined in Section 6.3 below) and a firm commitment of AVECIA to Deliver at least 100% of such forecasted amount during such twelve-month period.  [***].

6.3       [***].

6.4       [***].

7.         RELEASE; DELIVERY; STORAGE; TITLE

7.1       In accordance with the Quality Agreement, AVECIA shall test and release or cause to be tested and released by third party testing facilities specified in the Quality Agreement and audited by AVECIA, the Product manufactured pursuant to this Agreement.  AVECIA shall deliver to CUSTOMER a Certificate of Analysis for Product in accordance with the Quality Agreement.

7.2       Product will be delivered Ex Works (INCOTERMS 2010) AVECIA’s facilities at Cincinnati, Ohio (“Delivery”).  Title and risk of loss in Product shall pass to CUSTOMER, its Affiliate or CUSTOMER Product License, as the case may be, at the time at which the applicable Product is made available for CUSTOMER’S, its Affiliate’s or CUSTOMER Product Licensee’s designated carrier at the Facility, or at the time the Product is taken into storage by AVECIA in accordance with, and as specified in, any applicable Scope of Work for storage services.

7.3       AVECIA shall properly store and retain appropriate samples (identified by batch number) of the API that its supplies under this Agreement in conditions and for times consistent with all Product Requirements and to permit appropriate or required internal regulatory checks and references (collectively, the “Retention Samples”).

7.4       CUSTOMER understands and agrees that the Product supplied to CUSTOMER shall be packaged in standard sized containers as agreed to by the Parties in the applicable Scope of Work and/or the Quality Agreement, and that, as such, the quantity of Product supplied in response to any order may vary marginally from the quantity of Product so ordered by reason of the package size.

8.         INVOICING; ACCEPTANCE AND PAYMENT:

8.1       Invoices for Services shall be provided by AVECIA to CUSTOMER in accordance with the applicable provisions of the Scope of Work.  Each invoice for Services shall be provided by email (with confirmation of receipt) to [***] and, absent a then existing good faith dispute, shall be due and payable within [***] of CUSTOMER’S, its Affiliates’ or its CUSTOMER Product Licensees’, as applicable, receipt thereof.  Invoices for Product supplied under this agreement will be [***]% due [***] before the manufacturing start date for a batch and [***]% on Acceptance of such Product in accordance with Sections 8.2 and 8.3.

8.2       Commencing upon the receipt of delivery of any Product to CUSTOMER and CUSTOMER’S receipt of the applicable Certificate of Analysis and the applicable compliance certificates, CUSTOMER shall have [***] to determine if (i) the quantity of Product so delivered is less than the quantity required to be delivered to CUSTOMER or (ii) the corresponding Product fails to conform to the Product Requirements in any ways that are reasonably detectable through the performance of standard testing and inspections protocols and an additional [***] after the discovery of any Latent Defects in such Product.  For the purposes of this Section 8.2, a “Latent Defect” means an impurity or other characteristic of the applicable Product which is unknown and not reasonably apparent to CUSTOMER and not reasonably discoverable through the performance of standard testing and inspection protocols and whose introduction is attributable to AVECIA.

8.3       If CUSTOMER fails to notify AVECIA within the [***] time period specified in Section 8.2 that such Product does not conform to the Product Requirements, then CUSTOMER shall be deemed to have accepted such Product (“Product Acceptance”) and waived its right to revoke acceptance, except for Latent Defects.  In case of a Latent Defect, if

CUSTOMER fails to notify AVECIA within the [***] day time period specified in Section 8.2 that such Product does not conform to the Product Requirements, then CUSTOMER shall be deemed to have waived its right to revoke acceptance in relation to such Latent Defect.

8.4       If CUSTOMER believes that (i) the quantity of Product so delivered is less than the quantity required to be delivered to CUSTOMER or (ii) Product does not conform to the Product Requirements, CUSTOMER (a) shall give written notice to AVECIA either documenting such shortage or specifying the manner in which such Product does not conform to the Product Requirements and (b), shall have the right to withhold payment of the applicable Delivery Invoice.  In the event AVECIA accepts such determination, AVECIA shall (i) in case of a shortage, process free of charge sufficient Product to make up such shortage or (ii) in case of non-conformance with the Product Requirements, either, at CUSTOMER’S discretion, (a) replace the defective Product and dispose of the defective Product at AVECIA’s own cost, or (b) refund any amounts paid in relation to the Product concerned.

8.5       If a dispute arises between the Parties as to any failure of Product to meet the Product Requirements which cannot be resolved by the Parties within [***] of CUSTOMER notifying AVECIA of pursuant to Section 8.2, either CUSTOMER or AVECIA shall be entitled to require that the matter in dispute be referred to an independent laboratory nominated by agreement of the Parties.  Such referral shall be solely for the purpose of establishing whether or not there is any failure of the relevant Product delivered by AVECIA to CUSTOMER to meet the Product Requirements.  The decision of such independent laboratory shall be binding upon the Parties and the Party against which the decision is made shall be responsible for the costs of the independent laboratory.  If the decision of such independent laboratory shows that AVECIA failed to supply Product in accordance with the Product Requirements, then AVECIA shall process free of charge sufficient Product to make up such shortage or replace the defective Product and shall dispose of the defective Product at its own cost.

8.6       In the event of the sale of Product to an Affiliate or CUSTOMER Product Licensee as provided in this Agreement, the provisions of this Section 8.2 through Section 8.5 shall be applicable to any such Affiliate or CUSTOMER Product Licensee.

8.7       CUSTOMER will promptly notify AVECIA of any relevant new or changed specifications or requirements for Product or the manufacture thereof, whether required by a Regulatory Authority or otherwise.  Subject to the remaining sentences of this Section 8.7, AVECIA will implement such new or changed specifications or requirements as soon as practicable.  In the event that the implementation of any such new or changed specifications or requirements results in additional costs to AVECIA, either on a one-time or ongoing basis, CUSTOMER will reimburse AVECIA for such reasonable additional costs by a reasonable and appropriate adjustment to the Applicable Price or as otherwise agreed to by the Parties.  If AVECIA is unwilling to agree to any such change in specifications, then CUSTOMER may immediately begin a technology transfer with a third-party supplier of CUSTOMER’S choice, and CUSTOMER will be immediately relieved of [***] hereunder and may immediately terminate this Agreement upon written notice to AVECIA.

8.8       In the event AVECIA believes a recall, field alert, Product withdrawal or field correction (“Recall”) may be necessary with respect to any Product provided under this Agreement, AVECIA shall immediately notify CUSTOMER in writing.  Avecia will not act to initiate a Recall without the express prior written approval of CUSTOMER, unless otherwise required by Applicable Laws.  In the event CUSTOMER believes a Recall may be necessary with respect to any Product provided under this Agreement, CUSTOMER shall immediately notify AVECIA in writing and AVECIA shall provide all necessary cooperation and assistance to CUSTOMER.  The cost of any Recall shall be borne by CUSTOMER and CUSTOMER shall compensate for expenses incurred with any Recall, in each case unless such Recall is due to a breach of any warranty of AVECIA under this Agreement, in which case AVECIA, subject to the limitation of liability provisions of Section 11.4, shall bear the full costs of the Recall as well as the costs for replacement of the Product concerned or a refund in accordance with section 8.4 as applicable to a Latent Defect.

9.         QUALITY AGREEMENT

9.1       The Quality Agreement in support of this Agreement is attached hereto as Attachment 4 and incorporated herein by reference.  In case this Agreement is executed, and activities hereunder are commencing, before the execution of the Quality Agreement, the most recent quality agreement executed between AVECIA and CUSTOMER or any of its Affiliates shall govern such activities until the Quality Agreement is executed.

10.       REPRESENTATIONS AND WARRANTIES

10.1     AVECIA represents and warrants to CUSTOMER as follows:  (i) all Product sold hereunder conforms to, and has been produced in accordance with, the Product Requirements; (ii) AVECIA is in material compliance with during the Term of this Agreement, all Applicable Laws, including, without limitation, all permits, licenses and other authorizations with respect thereto (the “Permits”), (iii) Avecia shall conduct all Services in accordance with all Applicable Laws and the Product Requirements; (iv) no person performing services on behalf of AVECIA under this Agreement has been debarred under Section 306 of the United States Federal Food, Drug and Cosmetic Act or convicted of a crime for which a person can be debarred under Section 306 of the United States Federal Food, Drug and Cosmetic Act; (v) manufacture of Product will be performed consistent with standards then customary in the oligonucleotide industry, and, in any event, with at least the degree of care and quality that AVECIA uses to perform similar activities for other parties; (vi) AVECIA has freedom to operate with respect to the manufacturing process for the Product, and AVECIA’s use of its Intellectual Property in the performance of this Agreement and the manufacturing process applied will not infringe the Intellectual Property or other rights of any third party; and (vii) AVECIA has in place an information security program (including physical security of physical items) that is reasonably designed to ensure the security of confidentiality of, and to protect against any anticipated hazards to the security or integrity of any CUSTOMER’S

Confidential Information, and to protect against unauthorized access to or use of such CUSTOMER’S Confidential Information.  This representation shall not be read to limit AVECIA’s obligation to indemnify CUSTOMER under clause (ii) of Section 11.1.

10.2     CUSTOMER represents and warrants to AVECIA that, to the best of CUSTOMER’S knowledge, AVECIA’s use of CUSTOMER’S Intellectual Property in the performance of this Agreement will not infringe the Intellectual Property or other rights of any third party.  This representation shall not be read to limit CUSTOMER’S obligation to indemnify AVECIA under clause (ii) of Section 11.2.

10.3     EXCEPT AS EXPRESSLY PROVIDED HEREIN, NEITHER PARTY MAKES ANY WARRANTY OF ANY KIND, EXPRESS, IMPLIED, STATUTORY OR OTHERWISE, WITH RESPECT TO THE SUBJECT MATTER OF THIS AGREEMENT.

11.       INDEMNIFICATION; LIABILITY; INSURANCE

11.1     [***].

11.2     [***].

11.3     Each Party’s agreement to indemnify, defend and hold harmless the other is conditioned on the indemnified Party (i) providing written notice to the indemnifying Party of any claim, demand or action arising out of the indemnified activities within [***] after the indemnified Party has knowledge of such claim, demand or action, provided that the failure to so notify the indemnifying Party will not relieve the indemnifying Party of its obligations hereunder except to the extent such failure shall have actually materially prejudiced the indemnifying Party; (ii) permitting the indemnifying Party to assume full responsibility to investigate, prepare for and defend against any such claim, demand or action; (iii) assisting the indemnifying Party, at the indemnifying Party’s reasonable expense, in the investigation, preparation, and defense of any such claim, demand or action; (iv) undertaking reasonable steps to mitigate any loss, damage or expense with respect to the applicable claim, demand or action; and (v) not settling such claim, demand or action without the indemnifying Party’s prior written consent.

11.4     Notwithstanding anything to the contrary set forth herein and except for (i) any liability for bodily injury or death caused by AVECIA’s gross negligence or willful misconduct, (ii) AVECIA’s breach of the representation and warranty set forth in Section 10.1(vi), (iii) breaches of Section 15 or Section 16 of this Agreement, (iv) liability arising in connection with AVECIA’s indemnification obligations hereunder, or (v) any equitable or injunctive relief granted to CUSTOMER, CUSTOMER’S exclusive remedy under this Agreement shall be for damages and AVECIA’s per-claim liability for any such damages, shall in no event exceed [***] percent ([***]%) of the aggregate amount paid or payable by CUSTOMER for the Product and Services under the applicable Scope of Work at the time of such claim.  In no event shall either Party be liable to the other for special, incidental, punitive or consequential damages, whether the claim is in contract, negligence, strict liability or otherwise, except (a) as and to the extent that such special, incidental, punitive or consequential damages are imposed on either Party as part of the damages covered by indemnification hereunder, in which case the indemnification obligation will cover and include such damages as and to the extent provided; (b) for any liability for bodily injury or death caused by a Party’s gross negligence or willful misconduct; or (c) for a breach by a Party of Section 15 (Confidentiality) of this Agreement.

11.5     Each Party will, at its own expense, maintain throughout the Term and for a minimum period of [***] thereafter (a) product liability and general liability insurance with limits of $[***] per occurrence and in the annual aggregate and (b) workers’ compensation insurance with not less than the minimum coverage required by applicable law.  Each Party shall provide to the other Party, upon request, evidence that such insurance coverage is in effect by providing a duly signed certificate of insurance issued by the applicable insurance company or companies.  The Parties shall have purchased such insurance from an insurance company or companies with an A.M, Best rating of A- or better.

12.       REGULATORY; FACILITY ACCESS; AUDITS

12.1     AVECIA shall be responsible for obtaining at its own expense all permissions, licenses and approvals necessary to discharge its obligations under this Agreement, and shall ensure compliance with any applicable Environment, Health and Safety requirements.  AVECIA shall comply with all Applicable Laws and GMP relating to the manufacture of Product and shall keep all documentation and records as required by such Applicable Laws or GMP.  AVECIA shall promptly furnish to CUSTOMER such information and documentation as CUSTOMER may reasonably request relating to any regulatory filings or submissions for Product.  CUSTOMER shall provide to AVECIA a copy of all proposed submissions to any regulatory agency that directly relate to the manufacture of Product hereunder for AVECIA’s review and verification.

12.2     Subject to reasonable obligations of confidentiality, CUSTOMER has the right to have one or more Representatives at the Facility during manufacturing of Product and related activities, including, without limitation, access to the review of all batch records and any other relevant documents.

12.3     CUSTOMER shall have the rights to conduct, upon reasonable notice and at its own expense, periodic technical, quality, IT, data management, and environmental health and safety audits.  AVECIA shall give reasonable access (under normal circumstances, considered to be [***]) to CUSTOMER for purposes of auditing the Facility and any records that AVECIA is required to keep under this Agreement.  Generally, [***]’ notice shall be reasonable, but immediate access shall be permitted in case of rejections or emergency conditions.  Notwithstanding the above, AVECIA shall permit CUSTOMER to have such access at additional times with AVECIA’s approval, upon the giving of [***]’ notice, to accommodate actual or potential licensees or collaborators of CUSTOMER.  All visitations of the Facility by CUSTOMER, its representatives, potential licensees or collaborators shall be subject to reasonable obligations of confidentiality and any reasonable requirements of AVECIA relating to health and safety.

12.4     AVECIA will promptly advise CUSTOMER if any regulatory agency intends to inspect the Facility and the nature of the inspection.  CUSTOMER shall have the right to have up to two of its Representatives on site during any such inspection relating to the manufacture of Product.  AVECIA shall promptly provide a report to CUSTOMER of any Product-related results of such inspection, as well as of any major findings (including at the minimum any finding that would trigger issuance of a FDA 483 or any equivalent thereof) in relation to the Facility.  AVECIA, in its sole discretion, will determine the extent of CUSTOMER’S participation in any such inspection, provided that AVECIA shall not withhold reasonable participation of CUSTOMER insofar the inspection relates to the manufacture of the Product.  In addition, AVECIA shall also promptly notify CUSTOMER of any notice of any deficiencies by any regulatory agency, and provide to CUSTOMER unredacted copies (except as provided below) of any FDA 483(s) and Establishment Inspection Reports or their equivalents issued as a result of said inspection and any follow-up written communications between AVECIA and the relevant regulatory agency; provided however, before providing such reports or FDA 483(s) to CUSTOMER, AVECIA may redact any confidential information of a third party from such reports or FDA 483(s).  AVECIA will promptly and diligently and use best efforts to take appropriate actions to rectify and correct any deficiencies or non-compliance identified by any inspection or audit by any governmental authority or CUSTOMER, in a timely manner.  AVECIA shall implement any procedures necessary to avoid repetition of such deficiencies or non-compliance.

12.5     AVECIA shall cooperate with CUSTOMER, free of charge, except for out-of-pocket expenses, to satisfy regulatory requirements regarding the Product within the jurisdictions of the United States of America and the European Union.  AVECIA shall cooperate with CUSTOMER to satisfy regulatory requirements regarding the Product in any other jurisdictions and the Parties will agree on a plan and budget for such other jurisdictions.  CUSTOMER will reimburse AVECIA based on such plan and budget.  Such cooperation shall include the providing of reasonable regulatory support, including, but not be limited to, AVECIA providing to CUSTOMER all data and information reasonably necessary for preparation of CMC/CTD documents and assistance in the review of such documents

12.6     All approvals arising out of the matters addressed in Section 12.5 shall be in the name of CUSTOMER, and all related documentation and materials shall be the sole property of CUSTOMER; provided, however, that, subject to the confidentiality obligations of Section 14 and the terms and conditions of this Agreement, AVECIA shall have the right to retain copies of any such documentation which relate to the API provided to CUSTOMER pursuant to this Agreement.

13.       FORCE MAJEURE

13.1     Neither Party is liable for any failure to perform or delay in performing any obligations under this Agreement, if such failure or delay is due to causes beyond the reasonable control of such defaulting Party, which may include fire, flood, war, embargo, legal prohibition, terrorism, insurrection, regulatory delay or any other cause beyond the reasonable control of such defaulting Party.  The Party so affected will, upon giving notice thereof to the other party, be excused from such performance to the extent of such prevention, restriction or delay.  The affected Party is obligated to use its commercially reasonable efforts to avoid or to remove such causes of non-performance and to continue performance with the utmost dispatch whenever such causes are removed.

13.2     For clarity, CUSTOMER shall not be entitled to relief under this Section 13 with respect to any Firm Take or Pay Obligations existing immediately prior to the time of any event covered by Section 13.1.  Neither Party shall be entitled to relief under this Section 13 for any delay or failure in performing any of its payment obligations under this Agreement.

13.3     Notwithstanding the foregoing, if CUSTOMER fails to maintain, through no fault of its own, the requisite regulatory approval for commercial sale of Product in the United States of America, and (if such regulatory approval previously has been obtained by CUSTOMER) the European Union, (i) CUSTOMER may terminate this Agreement upon written notice to AVECIA and (ii) and, in such case, CUSTOMER shall pay to AVECIA, within thirty (30) days of such termination, an amount equal to the aggregate Applicable Prices of Product which is included within the Firm Take or Pay Obligation as of the date of such termination.  Further, if CUSTOMER fails to maintain, through no fault of its own, the requisite regulatory approval previously obtained by CUSTOMER for commercial sale of Product in any one of the jurisdictions of (x) the United States of America, (y) the European Union and (z) any other jurisdiction within the Territory, CUSTOMER may adjust the then applicable CUSTOMER Demand Forecast to reflect the demonstrable reduction in Volume Requirements by reason of such failure to maintain such regulatory approval within any such jurisdiction.

14.       TERMINATION; CONSEQUENCES OF TERMINATION

14.1     Without prejudice to any other rights or remedies which may be available to a Party, this Agreement may be terminated at any time by mutual agreement of both Parties in writing.

14.2     Without prejudice to any other rights or remedies which may be available to them, either Party may terminate this Agreement upon written notice of termination to the other Party if the other commits a material breach of any of the provisions of this Agreement; and, in the case of a breach capable of being remedied, fails to remedy that breach within [***] of receiving written notice specifying that breach and requiring the same to be remedied.

14.3     CUSTOMER may terminate this Agreement upon written notice:

(i)         if CUSTOMER no longer continues the development or commercialization programs relating to the Product; or

(ii)        in the event of a Supply Failure;

14.4     Except in the case that CUSTOMER terminates this Agreement pursuant to Sections 8.7 or 14.2, CUSTOMER shall be liable to AVECIA for all Firm Take or Pay Obligations in effect as of the date of termination of this Agreement.

14.5     Without prejudice to any other rights or remedies which a Party may have, upon the termination of this Agreement, howsoever the same occurs, each Party shall (i) promptly pay to the other all sums which at the date of termination are due and payable to the other hereunder, including ; (ii) except as stated to the contrary in Section 16 regarding each Party’s rights to Intellectual Property, immediately cease all use of any property of the other, including without limitation any Intellectual Property of the other; and (iii) at the expense of the requesting Party, promptly return to the other Party, or certify to the other Party the destruction of, any property or Confidential Information of the other in its possession, custody or control, provided however (x) each Party may retain one (1) copy of the other Party’s Confidential Information in its secure files solely for the purpose of monitoring compliance with the terms of this Agreement and (y) CUSTOMER shall have the right to retain and use such Confidential Information of AVECIA which is reasonably required for the continued exercise of any rights or licenses granted to CUSTOMER which survive the termination or expiration of this Agreement.  The terms of Section 15 (Confidentiality) of this Agreement will apply to such post-termination retention or use of Confidential Information.

14.6     Subject to the other Sections of this Article 14 and except in the event that CUSTOMER terminates this Agreement pursuant to Section 14.2, upon termination of this Agreement, CUSTOMER (x) shall purchase from AVECIA all amounts of API which have been manufactured in accordance with all Product Requirements and other applicable terms of this Agreement but not yet delivered and (y) shall pay to AVECIA for any remaining inventory of raw materials and supplies relating to manufacture of Product, and AVECIA shall promptly deliver to CUSTOMER or destroy all such inventory, at CUSTOMER’S expense as directed by CUSTOMER in writing.

14.7     All terms of this Agreement applicable to Product required to be supplied under this Agreement or Delivery thereof remain applicable after termination of this Agreement whether the actual Delivery occurs before or after termination of this Agreement.

14.8     In case of termination of this Agreement, other than termination by AVECIA pursuant to Section 14.2, and at any moment between the applicable notice of termination and the termination effective date, CUSTOMER shall have the right, exercisable by written request to AVECIA, to a technology transfer to CUSTOMER or a contract manufacturer of CUSTOMER’S choice, of any technology, information and data as CUSTOMER or its designee may reasonably require in order to manufacture the Product, and AVECIA will cooperate in good faith with such a technology transfer without undue delay, subject, except in the case of termination by CUSTOMER pursuant to Section 14.2, to CUSTOMER’S reimbursement of AVECIA of its reasonable costs incurred for such technology transfer.

15.       CONFIDENTIALITY

15.1     In consideration of the Disclosing Party (either AVECIA or CUSTOMER or their respective Representative, as the case may be) disclosing Confidential Information to the Receiving Party (either AVECIA or CUSTOMER or their respective Representative, as the case may be), the Receiving Party agrees to maintain confidential all such

Confidential Information and it will accordingly not use or disclose any of the Confidential Information in whole or in part except for the purposes exercising its rights and performing its obligations under this Agreement.  If the Confidential Information disclosed is personal data (including sensitive personal data) as defined by applicable privacy or data protection laws (“Personal Data”), the Disclosing Party consents to the Receiving Party processing such Personal Data for purposes of its activities under this Agreement and, to the extent the Personal Data relates to third parties, confirms that it has the consent of each such third parties to provide such Personal Data to the Recipient to process for such purposes.  The Receiving Party shall handle all Personal Data in accordance with the Applicable Laws.

15.2     Confidential Information does not include information that:

15.2.1 the Receiving Party can prove with competent written evidence was already in its possession and at its free disposal, without burden of confidentiality, before the disclosure to it by the Disclosing Party;

15.2.2 is hereafter disclosed to, purchased or otherwise legally acquired by the Receiving Party by or from a third party who has not derived it directly or indirectly from the Disclosing Party;

15.2.3 is or becomes available to the public whether in printed publications or otherwise through no act or default on the part of the Receiving Party or its agents or employees; or

15.2.4 the Receiving Party can prove through competent written evidence has been developed independently of the Disclosing Party by any employee of the Receiving Party without reference to any of the Confidential Information disclosed by the Disclosing Party, as shown by contemporaneous written records.

15.2.5 Was the subject of a written permission to disclose provided by the Disclosing Party.

15.3     In order to secure the obligations set out in this Section 15, the Receiving Party agrees to exercise reasonable precaution to prevent and restrain the unauthorized disclosure and use of Confidential Information I, and not to disclose the Confidential Information of the Disclosing Party to any party, provided that Receiving Party may disclose such Confidential Information I to such of its Representatives who are bound by the term of this Agreement or other written obligations of confidentiality similarly restrictive to those contained herein to keep such information confidential, and who need to have such access for the purpose of exercising rights or performing obligations pursuant to this Agreement.  Each Party will be liable for the breach of this Section 15 by any of its Representatives.

15.4     The confidentiality obligations under this Section 15 shall not apply to the extent that a Party is required to disclose information by applicable law, regulation or order of a governmental agency or a court of competent jurisdiction, including without limitation SEC and/or stock-exchange regulations; provided, however, that such Party shall provide prior written notice thereof to the other Party, consult with the other Party with respect to such disclosure and provide the other Party sufficient opportunity to object prior to any such disclosure or to request confidential treatment thereof.

15.5     The provisions of this Section 15 shall survive termination or expiry of this Agreement and shall continue for a period of [***] from the date of that termination or expiry, except with respect to trade secret information, which shall survive termination or expiry of this Agreement and shall continue thereafter as long as such information remains a trade secret to the Party making such claim.

15.6     All Customer-Owned Project IP and all information, results, data, and other deliverables developed or generated pursuant to this Agreement relating solely to Product shall be the exclusive property of CUSTOMER and are deemed CUSTOMER’S Confidential Information and for the purposes of this Agreement, CUSTOMER shall be deemed the Disclosing Party with respect thereto.  AVECIA shall keep complete and accurate records of the foregoing information and data.

15.7     Except as required by AVECIA to perform its obligations under this Agreement or as required by applicable law, regulation or order, on a written request from CUSTOMER, AVECIA shall promptly, at CUSTOMER’S option, either return to CUSTOMER or destroy (and provide written certification of such destruction) all documents and materials that embody or set forth CUSTOMER’S Confidential Information, provided that AVECIA may retain one (1) copy of CUSTOMER’S Confidential Information in its secure files solely for the purpose of monitoring compliance with the terms of this Agreement.

16.       INTELLECTUAL PROPERTY; LICENSES

16.1     Nothing in this Agreement shall affect the ownership by either Party of (i) any Intellectual Property or process owned or controlled by that Party at the Effective Date or (ii) Intellectual Property developed after the Effective Date independently of the work undertaken under this Agreement without reference to any of the Confidential Information disclosed by the other Party ((i) and (ii) together being referred to as “Independent Intellectual Property”).  Other than giving AVECIA the right to manufacture Product for the CUSTOMER, nothing in this Agreement shall give AVECIA the right to use the CUSTOMER’S Independent Intellectual Property.  Other than as expressly set forth in this Agreement, nothing in this Agreement shall give CUSTOMER the right to use Independent Intellectual Property of AVECIA.  All Intellectual Property generated, developed, discovered or invented by AVECIA in connection with work conducted pursuant to this Agreement relating to the composition of matter of, or specifically to the making or manufacturing of, Product or derived from AVECIA’s access to CUSTOMER’S Confidential Information shall be owned by CUSTOMER (“CUSTOMER-Owned Project IP”).  Any other Intellectual Property generated, developed, discovered or invented by AVECIA in connection with work conducted pursuant to this Agreement shall be owned by AVECIA (“AVECIA-Owned Project IP”).  AVECIA hereby assigns and transfers to CUSTOMER all right, title and interest in and to CUSTOMER-Owned Project IP and agrees to take all reasonable acts necessary to evidence such Assignment and transfer to CUSTOMER, at CUSTOMER’S expense.

16.2     License

During the Term, CUSTOMER grants to AVECIA a royalty-free, worldwide, non- exclusive license to Independent Intellectual Property of CUSTOMER, solely for the purposes of and to the extent reasonably useful for, manufacturing Product under this Agreement, and any such license shall immediately terminate upon expiration or termination of this Agreement.  AVECIA grants to CUSTOMER a non-exclusive, irrevocable, worldwide, royalty-free license, with the right to grant sublicenses, under AVECIA’s interest in any AVECIA-Owned Project IP to the extent that such AVECIA-Owned Project IP is necessary or useful for the manufacture, marketing, promoting, using, selling, offering for sale, importing or distributing of Product.

16.3     AVECIA will notify CUSTOMER within [***] of receipt of any third-party claims alleging that any CUSTOMER Independent Intellectual Property, or the use thereof, infringes or misappropriates the Intellectual Property rights of such third party (a “Third-Party Infringement Claim”) and shall include any information in its possession to enable CUSTOMER to assess the merits of such Third-Party Infringement Claim.  CUSTOMER will have the sole right (but not the obligation) to defend, negotiate, and settle Third Party Infringement Claims and will have final decision-making authority regarding all aspects of the defense of any such Third-Party Infringement Claims.  AVECIA will cooperate fully with CUSTOMER in the defense of all such Third-Party Infringement Claims and will provide CUSTOMER with such information and assistance as CUSTOMER may reasonably request, at the expense of CUSTOMER.  AVECIA shall not agree to settle any Third-Party Infringement Claim without the express written permission of CUSTOMER.

17.       INDEPENDENT CONTRACTOR

17.1     Nothing in this Agreement shall create, or be deemed to create, a partnership or the relationship of principal and agent or employer and employee between the Parties.  Each Party agrees to perform under this Agreement solely as an independent contractor.

18.       ENTIRE AGREEMENT

18.1     This Agreement, including the Attachments, Schedules, Appendices, and Exhibits attached hereto, and the Quality Agreement, contains the entire agreement between the Parties regarding the subject matter hereof and supersedes any previous agreements relating to the subject matter hereof and any understandings between the Parties with respect thereto, and may not be modified except by an instrument in writing signed by the duly authorized representatives of the Parties.  In case of any conflict between the terms of this Agreement and any Scope of Work, the terms of this Agreement shall prevail, unless the Parties explicitly indicate in any such Scope of Work that the terms of the Scope of Work shall prevail with respect to such conflict.  In case of any conflict between the terms of this Agreement and the Quality Agreement, the terms of this Agreement shall prevail.

19.       ANNOUNCEMENTS; PUBLICITY

19.1     Subject to Section 19.2, the Parties agree that they will not make any official press release, announcement or other formal publicity relating to the transactions which are the subject of this Agreement, without first obtaining in each case the prior written consent of the other Party (which consent will not be unreasonably withheld); provided, however, that such consent obligation will not apply to communications required by law or SEC and/or stock-exchange regulation, disclosures of information for which consent has previously been obtained, or information that has been previously disclosed publicly.

19.2     If during the Term of this Agreement or the period of confidentiality specified in Section 15, a Party or any of its employees should wish to make any publication or file a patent application incorporating any of the results arising from the work undertaken under this Agreement or which incorporates any Confidential Information, that Party shall provide the other Party with at least [***]’ notice and provide a copy thereof prior to its submission for publication.

20.       ASSIGNMENT; SUBCONTRACTING

20.1     This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective legal successors and permitted assigns.  Neither Party may assign this Agreement without the prior written consent of the other Party, which consent will not be unreasonably withheld, conditioned or delayed, provided that CUSTOMER may assign this Agreement to an Affiliate, to the purchaser of all or substantially all of its assets related to this Agreement or to its successor entity or acquirer in the event of a merger, consolidation or change in control, without prior written notice.

20.2     AVECIA shall not subcontract any of its obligations under this agreement without prior written approval of CUSTOMER.

21.       ILLEGALITY

21.1     If any provision of this Agreement is agreed by the Parties to be illegal, void or unenforceable under any law that is applicable hereto or if any court of competent jurisdiction in a final decision so determines, this Agreement shall continue in force save that the parties shall modify such provision so as to preserve the original intent of the provision concerned.

22.       WAIVER

22.1       A failure by either Party hereto to exercise or enforce any rights conferred upon it by this Agreement shall not be deemed to be a waiver of any such rights or operate so as to bar the exercise or enforcement thereof at any subsequent time or times.

23.       NOTICES

23.1     All notices and other communications given or made in relation to this Agreement shall be in English and in writing and delivered by hand, registered post or by electronic mail (with confirmation of receipt) to the appropriate address of the party shown in Section 23.2.

23.2     If to AVECIA:

Nitto Denko Avecia Inc.
125 Fortune Boulevard
Milford, MA 01757
Attention:  President
E-mail address:  [***]

If to CUSTOMER:
ProQR Therapeutics IV B.V,
Zernikedreef  9
2333 CK Leiden
The Netherlands
Attention:  General Counsel
E-mail address:  [***]

24.       DUTY TO MITIGATE

24.1     Each of the Parties shall use all reasonable endeavors to mitigate any costs, losses or expenses due to be incurred or suffered by the other Party in connection with the performance or nonperformance of this Agreement.

25.       LAW; JURISDICTION

25.1     The laws of the commonwealth of Massachusetts (without giving effect to its conflicts of law principles) govern all matters arising out of or relating to this Agreement.

25.2     In the event of the actual or threatened breach by a Party of any of the terms of Section 14 or Section 15 hereof, the aggrieved Party shall have the right to seek specific performance and injunctive relief.  The rights granted by this Section 25.2 are in addition to all other remedies and rights available at law or in equity.

25.3     The Parties will seek to settle amicably any and all disputes, controversies or claims arising under, out of or relating to this Agreement and any subsequent amendments of this Agreement.  Any such dispute between the Parties will be promptly presented to the Chief Executive Officer of ProQR and the President of AVECIA (the “Senior Representatives”), or their respective designees, for resolution.  Such Senior Representatives, or their respective designees, will meet in person or by teleconference as soon as reasonably possible thereafter, and use their good faith efforts to agree upon the resolution of the dispute.  If a dispute between the Parties arising out of or relating to the validity or interpretation of, compliance with, breach or alleged breach of or termination of this Agreement cannot be resolved within [***] of presentation to the Senior

Representatives, or their respective designees, for resolution, then the dispute will be referred to binding arbitration to be conducted as set forth below in Section 25.4.

25.4     If a dispute subject to Section 25.3 is not resolved pursuant to Section 25.3 such dispute will be resolved through binding arbitration in accordance with this Section 25.4 and under the Commercial Arbitration Rules of the American Arbitration Association (“AAA”) then in effect, including application of the “Expedited Procedures” of the Commercial Arbitration Rules of the AAA.  The proceedings and decisions of the arbitrators will be confidential, final and binding on the Parties, and judgment upon the award of such arbitrators may be entered in any court having jurisdiction thereof.  The arbitration will take place in Boston, M.A., U.S.  and will be conducted by three arbitrators.  Each of CUSTOMER and AVECIA will appoint one arbitrator within 30 days after the notice that initiated the arbitration.  These two arbitrators will in turn appoint a third arbitrator who will be reasonably acceptable to the Parties and who will be appointed in accordance with AAA rules.  Each arbitrator chosen hereunder will have educational training and industry experience sufficient to demonstrate a reasonable level of scientific, financial, medical and industry knowledge relevant to the particular dispute.

26.       SURVIVAL

26.1     Sections 1,7.3, 8, 10, 11, 12, 14.7, 14.8, 15, 16, 18, 19, 21, 22, 23, 24, 25, and the representations and warranties hereunder will survive the expiration or any earlier termination of this Agreement.  This provision will not be construed to limit the survival of any other provisions that also survive the termination or expiration of this Agreement by the express or implied terms of such provisions.

27.       COUNTERPARTS

27.1     This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.  This Agreement may be executed and delivered electronically or by facsimile, and upon such delivery, the electronic or facsimile signature will be deemed to have the same effect as if the original signature had been delivered to the other Party.

[Signatures follow on next page]

IN WITNESS WHEREOF, this Agreement has been entered into the day and year first above written.

NITTO DENKO AVECIA INC.		PROQR THERAPEUTICS IV B.V.

By:	/s/ Tammy Cooper	By:	/s/ D.A. de Boer
Name:	Tammy Cooper	Name:	D.A. de Boer
Title:	V.P. of Business Development	Title:	CEO

ATTACHMENTS:

1. Pre-PPQ Activities to Support QR-110 PPQ Program

2. QR-110 PPQ Activities and Process Performance Qualification Batches

3. Collaboration Manual (will be added after execution of the Agreement)

4. Quality Agreement